08025666

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-28820

SEC Mail Processing Section
FEB 2 1 2008
Washington, DC
104

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 There under

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PROCESSED
MAR 0 7 2008
THOMSON
FINANCIAL

OFFICIAL USE ONLY
FIRM I.D. NO.

Lakeshore Securities L.P.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 South Lasalle St. –Suite #1000,
(No. and Street)

Chicago (City) | Illinois (State) | 60605 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Gannon | (312) 663-1307
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *If individual, state last, first, middle name*)

One South Wacker Dr., Suite 800 (Address) | Chicago (City) | IL (State) | 60606-3392

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 1 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Gannon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lakeshore Securities L.P., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the

15th day of February, 2008

Nancy J. Simenson
Notary Public

OFFICIAL SEAL
NANCY J. SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 3-26-2009

Mark E. Gannon
Signature

Financial and Operations Principal
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McGladrey & Pullen
Certified Public Accountants

Lakeshore Securities L.P.

Statement of Financial Condition

December 31, 2007

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

Partners of
Lakeshore Securities L.P.

We have audited the accompanying statement of financial condition of Lakeshore Securities L.P. as of December 31, 2007 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 of the Commodity Futures Trading Commission. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Lakeshore Securities L.P. as of December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 15. 2008

Lakeshore Securities L.P.

Statement of Financial Condition
December 31, 2007

Assets		
Cash and cash equivalents	$	3,378,339
Securities on deposit, pledged		1,198,126
Equity securities, pledged		31,727
Receivable from broker-dealers		2,732,426
Exchange memberships, at cost (fair value $9,375,000)		625,000
Other assets		16,348
Total assets	$	7,981,966
Liabilities and Partners' Capital		
Liabilities		
Accounts payable and accrued expenses	$	359,780
Due to Partners		1,080,200
Total liabilities		1,439,980
Partners' capital		
General partners		5,691,528
Limited partners		850,458
Total partners' capital		6,541,986
Total liabilities and partners' capital	$	7,981,966

See accompanying notes.

Note 1 Nature of Operations and Significant Accounting Policies

Nature of Operations—Lakeshore Securities L.P. (a limited partnership) (the "Partnership") is a registered broker-dealer and a member of the Chicago Board Options Exchange, Inc. and Options Clearing Corporation. The Partnership is also registered as an introducing broker with the Commodity Futures Trading Commission (the "CFTC"), and is a member of the National Futures Association (the "NFA") and the Chicago Futures Exchange. The Partnership provides brokerage and clearing services to customers, primarily broker-dealers, on a national basis.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents—Cash equivalents are highly liquid investments with a maturity of three months or less at date of acquisition.

Income Recognition—Securities transactions and the related brokerage revenue and expense are recorded on trade date.

Securities on Deposit, Equity Securities and Securities Sold, Not Yet Purchased—Securities on deposit, equity securities and securities sold, not yet purchased are valued at fair value based on quoted market prices.

Exchange Memberships—Exchange memberships are held for operating purposes and are carried at cost.

Income Taxes—The financial statements do not reflect any income taxes since the taxable income of the Partnership is includable in the income tax returns of the partners.

Recently Issued Accounting Pronouncement—In September 2006, the Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standard No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles ("GAAP"), and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. At this time, management is evaluating the implications of SFAS 157 and its impact on financial statements issued in subsequent periods.

In June 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48") - an interpretation of FASB Statement 109. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. Adoption of FIN 48 is required for the Partnership in the annual reporting for the fiscal year ending December 31, 2008. Management is currently assessing the impact, if any, of FIN 48 and its financial position and results of operations.

Note 2 Fair Value of Financial Instruments

Substantially all of the Partnership's assets and liabilities are considered financial instruments. Except for exchange memberships held for operating purposes, these assets and liabilities are either already reflected at fair values or are short-term or replaceable on demand. Therefore, their carrying amounts approximate their fair values.

Note 3 Securities on Deposit

The Partnership has U.S. Treasury bills in the amount of $1,198,126 on deposit with a clearing organization as a guarantee deposit.

Note 4 Receivable from Broker-Dealers

Receivable from broker-dealers at December 31, 2007 consists of:

Brokerage receivable	$ 2,468,112
Cash on deposit at clearing broker	264,314
	$ 2,732,426

Cash and equity securities held by the clearing broker collateralize amounts due to the clearing broker, if any, and may serve to satisfy margin and regulatory requirements.

Note 5 Commitments and Contingencies

The Partnership has a lease for office space expiring June 30, 2008. The minimum rental commitment for 2008 is $23,536.

The Partnership is a member of an exchange. Associated with its membership, the Partnership may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. In general, the Partnership's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. The Partnership has not recorded any contingent liability in the financial statements for this guarantee and management believes that any potential requirement to make payments under this guarantee is remote.

The partnership agreement provides, among other things, that the Partnership may, under certain circumstances and subject to minimum capital requirements, elect to purchase a partner's interest at a price, as defined.

Note 6 Related Parties

In addition to the memberships owned, the Partnership leases seats from certain of its partners and an employee on a month-to-month basis, based on the value of the seats.

Note 7 Employee Benefit Plan

The Partnership participates in a 401(k) employee benefit plan covering substantially all of its employees and employees of related entities. Contributions to the plan are at the discretion of the Partnership.

Note 8 Financial Instruments with Off-Balance-Sheet Risk

The Partnership, in connection with its proprietary trading activities, enters into transactions involving derivative financial instruments, primarily options on equity securities. Options held provide the Partnership with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written obligate the Partnership to deliver or take delivery of specified financial instruments at a contracted price in the event the option is exercised by the holder. These financial instruments may have market risk and/or credit risk in excess of those amounts recorded in the statement of financial condition.

Note 8 Financial Instruments with Off-Balance-Sheet Risk, *Continued*

Market Risk—Derivative financial instruments involve varying degrees of off-balance-sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments. Exposure to market risk is influenced by a number of factors, including the relationships between the derivative financial instruments and the volatility and liquidity in the markets in which the derivative financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Partnership's overall exposure to market risk. The Partnership attempts to control its exposure to market risk arising from the use of these derivative financial instruments through various analytical monitoring techniques. At year-end, there were no open option positions.

Credit Risk—Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Partnership's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Partnership has a gain. Exchange traded financial instruments, such as options, generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements or the margin requirements of the individual exchanges and clearing brokers.

Concentrations of Credit Risk—The receivable from broker-dealers and cash on deposit at clearing broker represent a concentration of credit risk resulting from the Partnership's brokerage activity. In addition, cash and cash equivalents include bank deposits of approximately $3,347,000 in excess of federally insured amounts. The Partnership has a policy of reviewing, as considered necessary, the creditworthiness of the clearing broker, broker-dealers and banks with which it conducts business and does not anticipate nonperformance by these counterparties.

Note 9 Net Capital Requirements

The Partnership is subject to the minimum net capital requirements of the Securities and Exchange Commission ("SEC") and the CFTC. Under the SEC Uniform Net Capital Rule (rule 15c3-1), the Partnership is required to maintain "net capital" of 2 percent of combined "aggregate debits" or $250,000, whichever is greater, as these terms are defined. Under the CFTC Net Capital Requirements (Regulation 1.17), the Partnership is required to maintain "adjusted net capital" of $45,000, as this term is defined. Also, the Partnership, as a clearing member of the Options Clearing Corporation, is required to maintain net capital of $2,000,000 (rule 302(a)).

Net capital and net capital requirements change from day to day, but at December 31, 2007, under the most restrictive of these requirements, the Partnership had net capital and net capital requirements of approximately $4,637,000 and $2,000,000, respectively. The net capital rule may effectively restrict partner withdrawals.

END